ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

December 31, 2018 and 2017

Table of Contents

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Oriental Center Munoz Rivera #254
(No. and Street)

San Juan	Puerto Rico	00918-1900
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenda Liz Munoz 787-281-5024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue	Suite 1100 San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenda Liz Munoz _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Oriental Financial Services Corp _____ , as

of December 31 _____, 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Affidavit No. 1609
Sworn and subscribed before me by Glenda
Liz Muñoz Galarza a/k/a Glenda Muñoz, of
legal age, single, in her capacity as Operations
Manager of Oriental Financial Services Corp, and
resident of Guaynabo Puerto Rico, to me personally known.
in San Juan, Puerto Rico this February 28, 2019.

_____ Signature

_____ Operations Manager
Title

_____
Notary Public



This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Sello

9397
03/27/2018
$5.00

Sello de Asistencia Legal
00279-2018-0327-39795039



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Oriental Financial Services Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company) as of December 31, 2018, the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented



in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

San Juan, Puerto Rico
March 1, 2019

License No. 21
Expires December 1, 2019



2

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	5,115,914
Deposit with clearing organization		150,000
Trading securities owned – at fair value		359,739
Receivables from broker-dealers and others		617,006
Deferred tax asset, net		3,516,330
Property and equipment, net		87,130
Prepaid expenses and other assets (note 5)		491,144
Total assets	$	10,337,263

Liabilities

Due to affiliates (note 8)	$	15,775
Accounts payable and accrued expenses	$	5,474,994
Total liabilities		5,490,769
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares.		1,000
Additional paid-in capital		9,112,519
Accumulated deficit		(4,267,025)
Total stockholder's equity		4,846,494
Commitments and contingencies		4,846,494
Total liabilities and stockholder's equity	$	10,337,263

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES, CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Operations
Year ended December 31, 2018

Revenue:		
Commissions	$	1,682,287
Trading gains, net		163,869
Revenue from sale of investment company shares		1,343,714
Investment management fees		3,287,416
Other income		999,320
Total revenue		7,476,606
Expenses:		
Employee compensation and benefits (note 8)		2,701,856
Management and service fees (note 8)		487,292
Clearing broker fees		389,553
Claims and settlements		4,212,684
Occupancy and equipment (note 8)		1,159,222
Wrap fees		425,352
Professional services		778,840
Advertising and promotion		2,167
Taxes, other than payroll and income taxes		208,947
Communications		31,873
Other		93,148
Total expenses		10,490,934
Loss before income tax benefit		(3,014,328)
Income tax benefit		1,027,181
Net loss	$	(1,987,147)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES, CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2018

Subordinated borrowings at December 31, 2017	$ -
Increases:	
Issuance of subordinated borrowings	-
Decreases:	
Repayment of subordinated borrowings	-
Subordinated borrowings at December 31, 2018	$ -

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

Common stock:		
Balance at beginning and end of year	$	1,000
Additional paid-in capital:		
Balance at beginning of year		9,088,880
Group allocation of equity-based compensation		23,639
Balance at end of year		9,112,519
Accumulated deficit:		
Balance at beginning of year		(2,279,878)
Net loss		(1,987,147)
Balance at end of year		(4,267,025)
Total stockholder's equity	$	4,846,494

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(1,987,147)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income tax benefit		(1,033,642)
Stock-based compensation		23,639
Depreciation and amortization		32,620
Bad debt expense		11,201
Unrealized gains in trading assets, net		(168,364)
Changes in operating assets and liabilities:		
Receivables from broker-dealers and others		141,377
Prepaid expenses and other assets		33,410
Due from affiliates		191,302
Due to affiliates		15,775
Accounts payable and accrued expenses		795,626
Net cash used by operating activities		(1,944,203)
Net decrease in cash and cash equivalents		(1,944,203)
Cash and cash equivalents– beginning of year		7,210,117
Cash and cash equivalents – end of year	$	5,265,914

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of OFG Bancorp (OFG) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is al0pproved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned and accruals for claims and settlements.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in determination of income (loss) for the reporting period.

(d) Revenue Recognition

Revenue is recognized when (or as) the performance obligation is satisfied by transferring control of a promised good or service to a customer, either at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

- Commissions represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products like mutual funds, ETF, etc. Commissions amounted to $3.0 million are

collected once the stand-alone transaction was completed at trade date or as earned. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

- Managed accounts fees of $1.7 million represent fees charged to advisors' clients' accounts on the Company corporate advisory platform. Fees depends of the investment strategy approved by the client. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

- Revenues from transactions related to mutual funds of $1.6 million for providing distribution services and, in turn, compensates service provider who entered into agreements with the Company to provide such services netted against revenues, as well as trailer fees (also known as 12-b1 fess). These fees are considered variable as this fee is based on the investment balance of the funds. The variable consideration is considered constrained since it is highly susceptible to factors outside the Company's control. Fees are received monthly and are recognized as revenue at the time the fee constrains have been resolved. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company enters into agreements with managed account or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof.

- Custody and/or record keeping revenue of $422 thousand consists the recording of inactive annual fees which are disclosed to the customer in an activity statement. Fees are collected based on existing inactive account balances. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

The Company believes that the performance obligation of these activities is satisfied at the point in time the associated service is fulfilled, because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon the risks and rewards of ownership have been transferred to/from the customer.

(e)   Going Concern

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has accumulated losses to date. The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio will not exceed the 15.00 to 1.00. At January 31, 2019, the Company did not comply with the SEC Rule. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The Company assessed the existence of a going concern issue and determined it is more likely than not that the Company will have the ability to continue operating in the foreseeable future. Determination is based on:

- the strong core- earnings history;

- recent losses are related to the provision for claims which is expected to be temporary in nature as the statute of limitation for most claims has passed or will expire before 2020; and

- its holding company committed arrangement to contribute additional capital at least for one year.

As of the date of the financial statements the Company has received $3.5 million in capital contributions from its Parent.

(f)   *Property and Equipment*

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2018 amounted to $32,620.

(g)   *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(h)   *Accounting for Transfers of Financial Assets and Extinguishments of Liabilities*

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(i)   *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(j)   *Fair Value Measurements*

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements,

the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2018, the assets and liabilities recorded at amounts that approximate fair value includes cash and cash equivalents, and deposits with clearing organization, receivables from broker-dealers and others, accounts payable and accrued expenses. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(k) *Group of Related Entities*

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

Oriental Bank,

Oriental International Bank, Inc.

Oriental Insurance LLC, and

OFG Bancorp

(l) *Subsequent events*

The Company has evaluated the impact of subsequent events through March 01, 2019 which is the date these financial statements were issued and has adjusted and disclosed those events that have occurred and would require adjustment or disclosure in the consolidated financial statements.

(m) *Commitments and Contingencies*

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n) *Recently Issued Accounting Pronouncements*

Codification Improvements to Topic 326, Financial Instruments—Credit Losses: The amendments in this Update include items brought to the Board's attention by stakeholders. The amendments align the implementation date for nonpublic entities' annual financial statements with the implementation date for their interim financial statements and clarify the scope of the guidance in the amendments in Update 2016-13. The amendment clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Impairment of receivables arising from operating leases will be accounted for in accordance with Topic 842, Leases. The Company does not estimate that it will have such impairment in the near future. The adoption of this will not have a material impact on the Company's financial statements and related disclosures.

Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, which improves the effectiveness of fair value measurement disclosures. ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. This ASU is the final version of Proposed Accounting Standards Update 2015-350—Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements, which has been deleted. This ASU will be applied prospectively for annual and interim periods in fiscal years beginning after December 15, 2019. The Company assessed the impact that the adoption of ASU 2018-13 will have on our consolidated financial statements and related disclosures during the year 2019. The adoption of this will not have a material impact on the Company's financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, which includes an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. ASU No. 2016-13 is effective for fiscal years, and interim periods, beginning after December 15, 2020. Early application is permitted for fiscal years, and interim periods, beginning after December 15, 2018. The Company does not expect the provisions for this new accounting guidance to have a material impact on its statements of financial condition or results of operations.

New Accounting Updates Adopted During the Current Year

Revenue from Contracts with Customers. In May 2014, the FASB issued ASU No. 2014-09, which supersedes the revenue recognition requirements Topic 605 (Revenue Recognition), and most industry-specific guidance. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of

initial application (modified retrospective method). In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 by one year to fiscal years beginning after December 15, 2017. The Company has adopted this ASU on January 1, 2018 using the modified retrospective transition method. The adoption of Topic 606 did not have material impact to the Company's statement of operations or financial condition for the year ended December 31, 2018. No cumulative effect adjustment to accumulated deficit was recorded as a result of the adoption of Topic 606.

Restricted Cash. In November 2016, the FASB issued ASU No. 2016-18, which amends Topic 230 (Statement of Cash Flows) and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU No. 2016-18 is intended to reduce diversity in practice in how restricted cash or restricted cash equivalents are presented and classified in the statement of cash flows. ASU No. 2016-18 is effective for fiscal years, and interim periods, beginning after December 15, 2017. The standard requires application using a retrospective transition method. The adoption of ASU No. 2016-18 on January 1, 2018 changed the presentation and classification of restricted cash and restricted cash equivalents in our statements of cash flows.

(2)   **Cash, Money Market with Clearing Organization, and Deposits with Clearing Organization**

Cash and highly liquid investments balances at December 31, 2018 are as follow:

Cash	$	336,178
Deposits with clearing organization - restricted		150,000
Money market with clearing organization		4,779,736
	$	5,265,914

3)   **Securities Owned**

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2018:

Puerto Rico government securities	$	330,844
Other Puerto Rico securities - mutual funds		28,895
	$	359,739

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

		Fair value measurement at reporting date using		
	December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Puerto Rico government securities	$ 330,844	-	330,844	-
Other Puerto Rico securities - mutual funds	28,895	-	28,895	-
	$ 359,739	-	359,739	-

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2018.

(4)   Receivables from and Payables to Brokerage Clients

Receivables from broker-dealers and others include amounts arising from normal cash transactions and fees receivable. The amount receivable from broker-dealers and others as of December 31, 2018 is as follows:

Broker-dealer commissions	$	834,570
Open transactions with clearing broker		392,969
Accrued income		205,137
Allowance for doubtful accounts		(815,670)
	$	617,006

(5)   Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2018 consist of the following:

Prepaid retainer bonuses	$	79,297
Prepaid income taxes		271,910
Prepaid municipal taxes		53,324
Prepaid others		83,176
Other assets		3,437
	$	491,144

Prepaid retainer bonuses comprised amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(6) Property and Equipment

Property and equipment at December 31, 2018 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	373,500
Furniture, fixtures, and equipment	3-5		106,333
Computer and communication equipment	3		143,760
Total			623,594
Less accumulated depreciation and amortization			(536,464)
Total		$	87,130

(7) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2018.

(8) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees. For the year ended December 31, 2018, the Company was charged $487,292 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2018 to approximately $46,000 and $686,000, respectively, included in occupancy and equipment expenses in the statement of operations. The amount charged by the Bank for occupancy, included $419,120 in penalties paid for cancelling the rental contract due to moving out the Oriental Tower building. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services. At December 31, 2018, the Company registered a payable due to occupancy owed of $15,775.

On May 24, 2018, the Company and Oriental Insurance, LLC, amended their Networking Agreement, which was approved by the Puerto Rico Commissioner of Financial Institutions on May 30, 2018, stating that Oriental Insurance authorized to sell variable contracts, and all securities services provided in connection with such sales are and will be provided by Oriental Insurance, LLC through persons who are registered representatives of the Company. As a result of such agreement, the Company registered $32,487 received from Oriental Insurance and included as part of other income in the statement of operations.

The Company's employees participate in OFG's equity-based compensation plans. During the year ended December 31, 2018, OFG allocated stock compensation expense of $23,639 to the Company. OFG follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to approximately $336,178 as of December 31, 2018, included in cash and cash equivalents in the statement of financial condition.

The Company also hires professional services amounting to $501,326 thousand from a related party.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2018, the Company had net capital of $374,117, which is $8,066 in excess of its required net capital of $366,051. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 is 14.67 to 1.00. At January 31, 2019, the Company did not comply with this capital requirement and as a result, OFG, made a capital contribution of $3,500,000 to the Company's capital.

(10) Income Taxes

The Company is subject to the dispositions of the 2011 Internal Revenue Code of the New Puerto Rico, as amended (the Code). Among others, the Code imposes a maximum corporate tax rate of 39% for 2018. On December 10, 2018, the Puerto Rico government enacted Act 257-2018 introducing several amendments to the Puerto Rico Code including a reduction of the maximum corporate income tax rate to 37.5%, from 39%, and an increase in net operating loss deduction to 90% of taxable income.

Under Puerto Rico law, all companies are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Company and its subsidiaries are subject to Puerto Rico regular income tax or Alternative Minimum Tax ("AMT") on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

The components of income tax expense (benefit) for the year ended December 31, 2018 are as follows:

Current income tax expense	$ 6,461
Deferred income tax benefit	(1,033,642)
	$ (1,027,181)

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to loss before income taxes as follows:

	Amount	Rate
Tax benefit at statutory rate	$ (1,175,587)	39.00%
Non-deductible items	11,430	-0.38%
Exempt income	(232)	0.01%
Progressive tax rate	134,243	-4.45%
True ups	2,364	-0.08%
Other	601	-0.02%
Income tax benefit	$ (1,027,181)	34.08%

The components of the Company's deferred tax assets at December 31, 2018 are as follows:

Deferred tax assets:	
Alternative Minimum Tax	$ 153,650
Claims and settlements	1,690,101
Unrealized loss	107,579
Net Operating Losses	1,179,213
Reserve for doubtful accounts	305,876
Other items	79,911
Total deferred tax asset	$ 3,516,330

Net operating losses were generated during the years 2012 and 2018, and these have an expiration period of 12 years and 10 years, respectively. The Company's available net operating losses by year at December 31, 2018 are as follows:

Net operating losses:

Entity	Year of the Loss	Loss Amount	Available Amount	Expiration Date
BBVA	12/31/2012	$492,989	$492,989	2024
OFS	12/31/2018	$2,633,957	$2,633,957	2028
			$3,126,946	

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based on the assessment of positive and negative evidence and upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2018. The positive evidence considered by management includes: a strong core-earnings history, the fact that recent losses are related to the provision of claims and settlements which is expected to be temporary in nature, and a lengthy net operating loss expiration period, among others. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2018, the Company had recorded a liability of $27 thousand for uncertain tax positions

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2014 to 2017, until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete.

(11) Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. No fines or penalties payments were incurred during 2018.

The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent in arbitration proceedings. An adverse result in the matters described above could materially and adversely affect the Company. It is the view of management that the Company has meritorious defenses to the claims asserted.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. At December 31, 2018 the Company had $4,506,937 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

(12)   Subsequent event

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2018, the reporting date of these financial statements, the Company had net capital of $374,117, which was $8,066 in excess of its required net capital of $366,051. The net capital was less than 120% of required minimum net capital and required issuing a warning notification. In addition, the Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 14.67 to 1.00. This ratio exceeded the threshold permitted of 12.00 to 1.00 before issuing a warning notification. On January 18, 2019, the Company issued an early warning notification to the SEC and FINRA informing that the Company had exceeded these thresholds. At January 31, 2019, the Company had net capital of $389,734, which was $4,908 under its required net capital of $394,642 and a ratio of aggregate indebtedness to net capital of 15.18 to 1.00. As a result, the Company did not comply with the SEC Uniform Net Capital Rule 15c3-1. Therefore, OFG Bancorp, its holding company, contributed $500,000 to the Company's capital on February 12, 2019, the date that management became aware of the deficiency in capital and non-compliance. The SEC and FINRA were notified on the same date. Subsequently, on February 27, 2019, OFG Bancorp contributed $3,000,000 to the Company's capital.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2018

Computation of Net Capital

Total stockholder's equity from the statement of financial condition	$	4,846,494
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		4,846,494
Total capital and allowable subordinated liabilities		4,846,494
Deductions and/or charges:		
Total nonallowable assets		4,318,657
		(4,318,657)
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		527,837
Haircuts on securities:		
Debt securities		21,372
Other		132,348
		153,720
Net capital	$	374,117

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	366,051
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		366,051
Net capital		374,117
Excess net capital		8,066
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	(174,960)

Note: There are no material difference between the Computation of Net Capital as of December 31, 2018 under Rule 15c3-1 included above and the computation included in the FOCUS Report, Part II-A filed on March 01, 2019.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2018

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	5,490,769
Total aggregate indebtedness	$	5,490,769
Ratio – aggregate indebtedness to net capital		14.7 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and others, net	$	224,053
Prepaid expenses and other assets		491,144
Deferred tax assets		3,516,330
Property and equipment		87,130
Total nonallowable assets	$	4,318,657

See accompanying report of independent registered public accounting firm.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2018

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2018.

See accompanying report of independent registered public accounting firm.